SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34411

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 29, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on November 23, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cohen & Steers Global Income Builder, Inc. [File No. 811-22057]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Cohen & Steers Infrastructure Fund, Inc., and on December 12, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $387,207 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

<u>Filing Dates</u>: The application was filed on March 12, 2021, and amended on July 30, 2021, and October 14, 2021.

<u>Applicant's Address</u>: FundLegalGroup@cohenandsteers.com.

State Farm Associates' Funds Trust [File No. 811-1519]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Advisers Investment Trust, and on August 23, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $912,500 incurred in connection with the reorganization were paid by the applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on September 21, 2021.

<u>Applicant's Address</u>: david.moore.ct95@statefarm.com

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary